UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                           Bottomline Home Loan, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   10138R 10 4
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                                 (CUSIP Number)

 Buster Williams, Jr., 201 East Huntington Drive, Suite 202, Monrovia, CA 91016,
                                 (800) 520-5626
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           (Name, Address and Telephone Number of Person Authorized To
                      Receive Notices and Communications)

                                  June 30, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------                                          -----------------
CUSIP No. 10138R 10 4                                          Page 1 of 1 Pages
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 1     NAME OF REPORTING PERSON

       Buster Williams, Jr.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]
       N/A
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 3     SEC USE ONLY

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 4     SOURCE OF FUNDS

       PF - See Item 3
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]

       N/A
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
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                        7    SOLE VOTING POWER

                             8,145,688
                      ----------------------------------------------------------
    NUMBER OF           8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY              30,000,000
     OWNED BY         ----------------------------------------------------------
       EACH             9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                 8,145,688
       WITH           ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             30,000,000
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       38,439,445(1)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       N/A
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       84%
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14     TYPE OF REPORTING PERSON

       IN
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(1) 293,757 shares are held by Mr. Williams' wife.

The Schedule 13D originally filed by Mr. Williams on October 23, 2003, and amended on October 27, 2003 is hereby amended as follows:

Item 1. Security and Issuer

         No amendment.

Item 2. Identity and Background

         No amendment.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 is amended by adding the following paragraph:

         On June 30, 2005, using his personal funds, the reporting person and his wife purchased 30,000,000 shares of the common stock of Bottomline Home Loan, Inc., from the Company.

Item 4. Purpose of Transactions

         Item 4 is amended by adding the following paragraph:

         The June 30, 2005, transaction was effected to provide the Company with additional operating capital and to increase the reporting person's ownership interest in the Company.

Item 5. Interest in Securities of the Issuer

         Item 5 is amended and restated as follows:

         The reporting person has sole voting and dispositive power over 8,145,688 shares of common stock, he and his wife hold 30,000,000 shares of common stock as joint tenants, and his wife holds 293,757 shares of common stock, which together represent beneficial ownership by the reporting person of approximately 84% of the issued and outstanding shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No amendment.

Item 7. Material To Be Filed as Exhibits

         No Amendment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 6, 2005                               /s/ Buster Williams, Jr.
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Date                                          Buster Williams, Jr.